UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB APPROVAL
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39119

Leafly Holdings, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

600 1st Avenue, Suite 330, PMB 88154, Seattle, Washington 98104-2246

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 Par Value; Warrants exercisable at $230.00/share for shares of common stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

__________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Leafly Holdings, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 12, 2025	By	/s/Yoko Miyashita	Chief Executive Officer
Date		Name	Title

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